Exhibit 3.6

AMENDMENT NO. 1 TO AMENDED AND RESTATED BYLAWS

OF

JARDEN CORPORATION

Pursuant to an action of the Board of Directors of Jarden Corporation, adopted by Unanimous Written Consent in lieu of a meeting pursuant to the General Corporation Law of the State of Delaware on February 23, 2009, Article Seven of the Amended and Restated Bylaws of Jarden Corporation is hereby amended by deleting Section F thereof in its entirety and replacing it with the following:

Section F. Enforceability. The provisions of this Article Seven shall be applicable to all proceedings commenced after its adoption, whether such proceedings arise out of events, acts, omissions or circumstances which occurred or existed prior or subsequent to such adoption. The rights conferred upon any person who serves or agrees to serve in any capacity which entitles him or her to indemnification and expense advancement under this Article Seven shall be contract rights and such rights shall be deemed to have vested in such person upon commencement of such service and shall continue as to any such person who has ceased to serve in such capacity, and shall inure to the benefit of such person’s heirs, executors and administrators. Any amendment, alteration, repeal or other modification of this Article Seven (including this Section F) that adversely affects any right of any person who serves or agrees to serve in any capacity which entitles him or her to indemnification and expense advancement under this Article Seven (or adversely affects any right of any such person’s heirs, executors and administrators under this Article Seven (including this Section F)) shall be prospective only and, without limiting, and in furtherance of, the foregoing, any amendment, alteration, repeal or other modification of this Article Seven (including this Section F) or the DGCL or any other applicable law shall not eliminate or limit any rights of indemnification and expense advancement then existing or arising out of events, acts, omissions or circumstances occurring or existing prior to such amendment, alteration, repeal or other modification, including, without limitation, the right to indemnification and expense advancement for proceedings commenced after such amendment, alteration, repeal or other modification to enforce the provisions of this Article Seven (including this Section F) with regard to events, acts, omissions or circumstances occurring or existing prior to such amendment, alteration, repeal or other modification.

Adopted and effective as of February 23, 2009.